DXI Energy Receives BCOGC Permit
Mobilizes to Drill Woodrush

VANCOUVER, BRITISH COLUMBIA, March 12, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to provide an operational update for its Woodrush project in N.E.B.C.

“We are pleased to report that we are in receipt of licenses and permits required to mobilize a rig to spud the first of several exploration wells intended to demonstrate high potential targets delineated by the Q3 and Q4 2017 integration and re-interpretation of multiple 3D surveys over much of the Company’s 13,000 acre leasehold at Woodrush N.E.B.C. The commencement of this drilling phase is a very exciting time for the Company and we remain confident in our plan to significantly extend our existing oil pools south and east of the current producing wells and surface facilities while maximizing both netbacks and IRR. With C$12 million of in-place gathering and production infrastructure, and a legacy production profile featuring conventional, light oil pool production, DXI is well positioned to be a highly attractive and most sustainable low cost producer in Fort St. John,” states Robert L. Hodgkinson, Chairman & CEO.

Woodrush Project: Timeline

Permit applications for the Woodrush drilling program were approved by the appropriate regulatory authorities on March 9, 2018. DXI has completed the following key steps / commenced final preparation operations prior to the initial well spud:

a.	The final pre-stack, depth migrated 3D seismic data interpretation has further defined and enhanced the multiple drill targets available.
b.

The optimal bottom hole locations of the first two wells have now been chosen without the requirement to survey, license or build new access or drill pads, easing the approval process of the BCOGC (BC Oil and Gas Commision).

c.	An AFE (authorization for expenditure) has been finalized.
d.	A more favourable drill contract has been signed with Excalibur Drilling and the rig is ready to commence mobilization from Fort St. John.

Woodrush Project: Legacy Operations

On a historical basis, initial wells at the Woodrush oilfield drilled in 2008 and 2010 each commenced production at rates of approximately 500-700 BOPD of light 42’ gravity crude, have produced over 675,000 barrels of oil since discovery and were still producing at a daily combined rate of 300 BOED through Q2 2017. The current production infrastructure, consisting of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines has a production capacity of approximately 2,000 Barrels of oil and up to 3 MMCF of gas per day. New discoveries in this location will utilize this existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	CraigAllison
Chairman & CEO	InvestorRelations-NewYork
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com